InBev

RECEIVED

Securities and Exchange Commission 2006 NOV 16 P 12:22
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

BEST AVAILABLE COPY

By courier

06018556

Leuven, 9th November, 2006

Dear Madam,

InBev

Subject: ~~Interbrew~~ S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
NOV 20 2006
THOMSON
FINANCIAL

Benoît Loore
Assistant Corporate Secretary

dlw 11/17

Enclosure: press releases

InBev Confirms Margin Improvement in Third Quarter 2006

InBev (Euronext: INB), the world's leading brewer by volume, announced today its results for the third quarter of 2006 (3Q06):

- **Organic volume growth driven by developing markets:** organic beer sales volume grew +4.6% in 3Q06 versus the third quarter of 2005 (3Q05), primarily as a function of strong beer growth in Central & Eastern Europe (+14.8%) and Latin America (+4.8%), providing further evidence of the company's attractive growth profile. Beer volume growth in North America (-2.4%) and Western Europe (-2.5%) remained under pressure, confirming the need to continue reducing costs to be able to invest in future growth
- **Continued revenue growth:** revenue increased organically by +7.1% year-on-year (yoy), as a combination of higher volumes and effective revenue management initiatives; the latter drove an organic +1.6% increase in revenue per Hl yoy
- **Solid cost management:** once more consolidated cost of sales (CoS) and operating expenses were kept under tight control. The company continued to benefit from the implementation of our plant optimization and Zero Based Budgeting (ZBB) programs, which when combined with our procurement efforts, are designed to keep the overall cost base growing below average inflation, in line with InBev's long-term goals. During the quarter organic CoS per Hl improved by +2.7% and operating expenses increased by only +2.1%
- **Margin improvement across all Zones:** normalized EBITDA margin grew by +19.0%, leading to an EBITDA margin of 34.1% in 3Q06 versus 30.2% in 3Q05, an increase of +390 basis points, of which +333 basis points was organic. Consolidated margins benefited from top-line growth, a reduction in CoS per Hl and strong expense control. Importantly, despite the tougher trading conditions in some markets, all Zones reported an increase in EBITDA margins yoy. The EBITDA margin in Western Europe expanded by +309 bp, demonstrating that ZBB benefits are being captured
- Normalized profit attributable to InBev equity holders amounted to 498 million euro

Figure 1. Consolidated Performance (million euro)

	3Q06	3Q05	Organic growth
Total volumes (thousand Hls)	67 432	59 892	5.4%
Beer volumes	58 979	52 628	4.6%
Non-beer volumes	8 453	7 264	11.7%
Revenue	3 542	3 193	7.1%
Gross profit	2 118	1 834	10.5%
Normalized EBITDA	1 209	966	19.0%
Normalized EBIT	962	737	23.0%
Profit attributable to equity holders of InBev (normalized)	498	325	
Profit attributable to equity holders of InBev	479	358	
Normalized earnings per share (euro)	0.82	0.53	
Earnings per share (euro)	0.79	0.59	
Margins			
Gross margin	59.8%	57.4%	180 bp
Normalized EBITDA margin	34.1%	30.2%	333 bp
Normalized EBIT margin	27.2%	23.1%	341 bp

InBev's 3Q06 numbers are based on unaudited consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million euro. To facilitate the understanding of InBev's underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, acquisitions or divestitures and transfers between Zones. Whenever used in this document, the term "normalized" refers to performance measures (EBITDA, EBIT, Profit, EPS) before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the company's performance. Values in the figures and annexes may not add up, due to rounding.

MANAGEMENT COMMENTS

Third quarter results reflected the company's focus on ensuring margin expansion. Despite negative volume growth in some areas of the business, our efficiency programs continued to deliver significant benefits.

North America's cost discipline allowed continued brand investment while driving down non-working expenses, including commercial expenses, leading to further margin expansion. The **Latin America** business achieved further profit growth through ongoing top-line growth and good cost management. In **Western Europe** good margin progress was recorded, as more effective commercial spending and across-the-board cost control drove savings to the bottom line. **Central & Eastern Europe** delivered significant EBITDA margin expansion, based upon higher volumes and revenue while managing expenses to ensure sustained growth. The **Asia Pacific** operations grew margins through focused cost management, despite a tougher commercial environment.

"*The 3Q06 saw organic EBITDA margin expansion in all Zones compared to 3Q05. With the exception of Asia Pacific, all Zones expanded revenue per Hl ahead of volume. Latin America and Central & Eastern Europe had very good volume performances, more than offsetting the weaker performances of the other Zones. We will continue to implement our best practices in the commercial and cost management areas, with a clear focus to overcome the top-line challenges in Western Europe*" said Carlos Brito, InBev's CEO.

VOLUME GROWTH DRIVEN BY DEVELOPING MARKETS

Figure 2. Volumes (thousand Hls)

	3Q05	Acquisitions/ divestitures	Organic growth	3Q06	Organic growth
North America	4 163	-281	-96	3 786	-2.5%
Latin America	23 744	2 075	1 664	27 484	7.0%
Western Europe	11 144	-524	-239	10 381	-2.3%
Central & Eastern Europe	11 716	291	1 662	13 669	14.2%
Asia Pacific	8 574	2 884	138	11 597	1.7%
Global Export & Holding Companies	551	-105	69	515	15.5%
Worldwide	**59 892**	**4 341**	**3 199**	**67 432**	**5.4%**

Total consolidated volume increased +5.4% in 3Q06 versus 3Q05 (beer +4.6%; non-beer +11.7%). Despite a weak performance in developed markets (North America and Western Europe), InBev's volumes were positively impacted by its attractive geographic presence. Importantly, the trading conditions in more developed markets reinforce our view and focus on continuously reducing costs and non-working expenses to invest in growth through brands, execution and innovation.

Third quarter shipments in North America declined by -2.5%. Canadian volumes fell by -1.7%, mainly due to a softer performance in September, as share gains in most provinces were more than offset by a loss of share in Ontario. In the US, shipments were down by -3.0%, but depletions continued to grow and were up by +0.7%.

Volumes in Latin America grew +7.0% (beer +4.8%; non-beer +12.7%) in the third quarter. Beer volumes in Brazil increased +4.3%, and were +7.8% higher across the rest of Latin America. The southern cone countries managed by Quilmes Industrial S.A. ("Quinsa") (Argentina, Bolivia, Chile, Paraguay, and Uruguay) delivered beer volume growth of +12.3% based on good growth in all markets. In our operations in northern Latin America and Central America (Ecuador, Peru, Venezuela, Dominican Republic and Guatemala), beer volumes were lower by -2.8% in a trading environment that remains tough.

In Western Europe, third quarter volumes decreased -2.3%. Belgium volumes were lower by -0.9%, impacted by a weaker performance in the on-trade. Significantly lower volumes in July were the main driver behind a -11.5% fall in UK volumes, also driven by a much weaker on-trade performance. The German operations had a -1.5% volume decline, in-line with industry performance. Good volume performances were recorded in Italy and the Netherlands, where growth exceeded 15%.

Central and Eastern Europe delivered a very solid volume result, as total volumes grew by +14.2%, and beer volumes by +14.8%. Increases were realized in Russia (+16.2%) and Ukraine (+22.5%), and in Central Europe, growth was recorded in nearly all markets.

Asia Pacific volumes grew by +1.7% in the third quarter. In China, volumes were +3.5% higher, as the competitive conditions we faced in the second quarter also impacted the beginning of the third quarter. However we are seeing some early signs that our action plans are making an impact. South Korean volumes decreased by -4.1% yoy; while these volume results are below our expectations, we believe that the right steps are being taken to address the business challenges we currently face.

GLOBAL BRAND DEVELOPMENT

Volumes of the global brands grew +2.9% for the third quarter. **Brahma®** had volume growth of +2.7%, due to lower volumes in Central America. Volumes of **Stella Artois®** were down -6.4%, as a negative performance in the UK, significantly impacted by high off-trade stock levels as well as a weak on-trade result, could not be offset by very good results in the US and Eastern Europe. **Beck's®** volumes increased by +16.2%, with Western Europe and Central & Eastern Europe higher than the third quarter of last year. **Leffe®** had volume growth of +10.7%, boosted by Western Europe.

INCOME STATEMENT

Figure 3. Consolidated Income Statement (million euro)

	3Q05	Acquisitions/ divestitures	Currency translation	Organic growth	3Q06	Organic growth
Revenue	**3 193**	**98**	**27**	**224**	**3 542**	**7.1%**
Cost of sales	-1 359	-30	-2	-34	-1 424	-2.5%
Gross profit	**1 834**	**68**	**26**	**190**	**2 118**	**10.5%**
Distribution expenses	-364	-5	-5	-42	-415	-11.6%
Sales & marketing expenses	-498	-16	2	-5	-517	-1.0%
Administrative expenses	-258	-5	-2	6	-259	2.3%
Other operating income/expenses	24	-3	-3	18	36	88.9%
Normalized profit from operations (normalized EBIT)	737	39	18	168	962	23.0%
Non-recurring items above EBIT	-3				-48	
Net financing costs	-120				-120	
Share of results of associates	-1				0	
Non-recurring net financing cost	32				0	
Income tax expense	-143				-163	
Profit	**503**				**632**	
attributable to equity holders of InBev	358				479	
attributable to minority interests	145				153	
Normalized EBITDA	**966**	**44**	**18**	**182**	**1 209**	**19.0%**

Note: Normalized EBIT and EBITDA is EBIT and EBITDA before non-recurring items. The impact of non-recurring items in 3Q06 was -48 million euro on EBIT and on EBITDA, versus -3 million euro on EBIT and -1 million euro on EBITDA in 3Q05.

Revenue – Consolidated revenue was 3 542 million euro, a +7.1% increase (or +224 million euro) yoy, with revenue management initiatives supporting revenue per Hl growth (+1.6% organically), in line with the company's long term objectives.

- Latin America revenue per Hl benefited from price increases in line with inflation
- In Central & Eastern Europe, increased revenue per Hl resulted primarily from increased pricing
- Western Europe revenue per Hl improved as a consequence of an improved volume mix

Revenue per Hl improved by +1.0 euro in 3Q06 versus 3Q05 on an organic basis, despite an estimated negative "geography" impact of -1.1 euro per Hl. This negative geography impact results when countries with lower revenue per Hl in euro grow faster than countries with higher ones.

Cost of Sales (CoS) – Consolidated CoS totalled 1 424 million euro in 3Q06, an increase of +2.5% (or +34 million euro). CoS per Hl improved by +0.6 euro in 3Q06 yoy, of which an estimated +0.4 euro per Hl was the positive impact of the change in the geography mix previously explained, while the remaining +0.2 euro per Hl is a clear indication of a reduction in cost. This performance confirms that higher unit costs due to inflation or input cost pressures were fully avoided, which is the result of the company's ongoing focus to implement proven efficiency programs, such as plant optimization and global procurement.

Consolidated gross margin expanded +180 bp yoy, as a result of overall volume growth, increased revenue per Hl, and good cost control.

Operating Expenses - Operating expenses were 1 155 million euro in 3Q06, an increase of +2.1% (or +23 million euro) when compared to 3Q05.

Distribution expenses rose +42 million euro (+11.6%), primarily due to increasing direct distribution in Latin America, and increased variable logistics costs in Western Europe (higher fuel costs) and Central & Eastern Europe (continued growth in Eastern Russia). Sales and marketing expenses were only higher by +5 million euro (+1.0%), as an increase in investments designed to drive sustainable revenue growth was partly offset by savings in non-working commercial expenses. The same focus - to keep a tight grip on expenses that do not support the top-line - applies to administrative expenses. This ongoing strategy resulted in a saving of -6 million euro (-2.3%).

Other operating income/expenses improved by +18 million euro versus 3Q05. This change was explained primarily by the recognition of a non-income tax claim last year in Central and Eastern Europe, as well as an increase in gains on the sale of assets in Western Europe.

EBITDA - Normalized EBITDA in the third quarter was 1 209 million euro, representing an organic increase of +19.0% (up +182 million euro). All Zones achieved higher EBITDA.

- North America had an EBITDA of 179 million euro (+6.3% / up +10 million euro), driven by tight cost control in all areas of the business
- Latin America EBITDA was 459 million euro (+15.8% / up +59 million euro) as a result of a good volume and revenue performance, and a disciplined cost performance
- Western Europe EBITDA totalled 267 million euro (+13.3% / up +31 million euro), as the focus on cost management supported margin expansion
- Central & Eastern Europe generated 185 million euro (+48.3% / up +57 million euro) of EBITDA, due mainly to very good top-line growth coupled with CoS per Hl improvements, partly offset by increased investments into the marketing, sales and distribution of our products
- Asia Pacific EBITDA was 97 million euro (+6.2% / up +4 million euro), as costs continued to be kept under control
- Global Export & Holding Companies EBITDA was 22 million euro (up +20 million euro), primarily due to lower fixed costs at the corporate level

As a result of these factors, InBev's EBITDA margin was 34.1% in 3Q06 compared to 30.2% in 3Q05, representing an expansion of +390 basis points, of which +333 basis points was organic (i.e. excluding the impact of acquisitions & divestitures, as well as the positive impact of changes in currencies on translation of foreign operations). The currency impact amounted to +18 million euro for 3Q06.

Profit - Normalized profit attributable to equity holders of InBev was 498 million euro (normalized EPS 0.82 euro) in 3Q06. Reported profit for the quarter of 632 million euro was impacted by the following:

- *Net financing costs:* 120 million euro, at the same level as 3Q05. InBev's 3Q06 average net debt position increased by +636 million euro as compared to 3Q05. The impact thereof on the net financing costs was offset by a decrease in our weighted average net interest rate
- *Income tax expense:* 163 million euro (effective tax rate of 20.4% in 3Q06 vs. 22.1% in 3Q05). The decrease in the effective tax rate is mainly explained by the higher profit contribution at a more favorable tax rate versus 3Q05 from AmBev Brazil. This is the result of the interest on equity benefit on the one hand, and the effect of the goodwill tax deduction from the merger between InBev Holding Brasil and AmBev, as announced in July 2005, on the other hand
- *Profit attributable to minority interests:* 153 million euro, higher than 3Q05, mainly due to higher profit in Latin America

OUTLOOK

The consistent execution of InBev's strategy, to focus on improving top-line performance through organic volume and revenue growth, while ensuring that costs and expenses are managed tightly, is paying off. The results achieved during the first nine months of 2006 demonstrate that the company continues to deliver on its commitments.

Recent events

InBev today announced AmBev's intent to make a voluntary offer to purchase the outstanding shares of its subsidiary Quilmes Industrial S.A. ("Quinsa"), see separate press release.

Third Quarter 2006 Agenda
November 9th, 2006

Conference call 3Q06 results for investors
2.00 p.m. CET / 1.00 p.m. BST / 8.00 a.m. EST - full registration details are available at www.InBev.com

Annexes

InBev website: http://www.inbev.com/media/3_2_0_pressreleases.cfm
- 3Q06 segment information
- 9 months 2006 segment information (9M06)
- Reconciliation between Brazilian GAAP and IFRS figures for Latin America (9M06)

Press Release

Brussels, November 9, 2006 - 7/7

Contact information

Marianne Amssoms
Vice President Corporate External Communications
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
Fax: +32-16-50-62-43
E-mail: philip.ludwig@inbev.com

Annex 1: 3Q06 segment information (million euro)

InBev Worldwide	3Q05	Acquisitions/ divestitures	Currency translation	Organic growth	3Q06	Organic growth
Total volumes (thousand Hls)	59 892	4 341	0	3 199	67 432	5.4%
Revenue	**3 193**	**98**	**27**	**224**	**3 542**	**7.1%**
Cost of sales	-1 359	-30	-2	-34	-1 424	-2.5%
Gross profit	**1 834**	**68**	**26**	**190**	**2 118**	**10.5%**
Distribution expenses	-364	-5	-5	-42	-415	-11.6%
Sales & marketing expenses	-498	-16	2	-5	-517	-1.0%
Administrative expenses	-258	-5	-2	6	-259	2.3%
Other operating income/expenses	24	-3	-3	18	36	88.9%
Normalized EBIT	737	39	18	168	962	23.0%
Normalized EBITDA	**966**	**44**	**18**	**182**	**1 209**	**19.0%**
Normalized EBITDA margin	30.2%				34.1%	333 bp

North America	3Q05	Acquisitions/ divestitures	Currency translation	Organic growth	3Q06	Organic growth
Total volumes (thousand Hls)	4 163	-281	0	-96	3 786	-2.5%
Revenue	**499**	**-21**	**10**	**1**	**489**	**0.2%**
Cost of sales	-183	15	1	3	-164	2.0%
Gross profit	**316**	**-6**	**11**	**4**	**325**	**1.4%**
Distribution expenses	-70	0	-3	-1	-73	-1.2%
Sales & marketing expenses	-83	3	1	5	-74	6.4%
Administrative expenses	-20	0	0	2	-18	7.7%
Other operating income/expenses	-1	0	0	0	0	13.6%
Normalized EBIT	142	-3	10	10	160	7.5%
Normalized EBITDA	**162**	**-4**	**11**	**10**	**179**	**6.3%**
Normalized EBITDA margin	32.5%				36.6%	192 bp

Latin America	3Q05	Acquisitions/ divestitures	Currency translation	Organic growth	3Q06	Organic growth
Total volumes (thousand Hls)	23 744	2 075	0	1 664	27 484	7.0%
Revenue	**966**	**75**	**12**	**115**	**1 168**	**11.9%**
Cost of sales	-377	-31	-2	-26	-435	-6.9%
Gross profit	**589**	**44**	**10**	**89**	**733**	**15.1%**
Distribution expenses	-110	-7	-1	-20	-138	-18.1%
Sales & marketing expenses	-100	-13	0	-4	-118	-4.2%
Administrative expenses	-80	-7	-2	-5	-94	-5.6%
Other operating income/expenses	11	-1	-3	-4	2	-40.5%
Normalized EBIT	309	16	4	56	386	18.2%
Normalized EBITDA	**375**	**22**	**3**	**59**	**459**	**15.8%**
Normalized EBITDA margin	38.8%				39.3%	133 bp

Western Europe	3Q05	Acquisitions/ divestitures	Currency translation	Organic growth	3Q06	Organic growth
Total volumes (thousand Hls)	11 144	-524	0	-239	10 381	-2.3%
Revenue	**993**	**-29**	**0**	**2**	**966**	**0.2%**
Cost of sales	-435	20	0	9	-406	2.2%
Gross profit	**558**	**-9**	**0**	**12**	**560**	**2.1%**
Distribution expenses	-110	3	0	-7	-114	-6.6%
Sales & marketing expenses	-188	2	0	8	-178	4.4%
Administrative expenses	-69	3	0	8	-58	11.8%
Other operating income/expenses	-27	-3	0	8	153	28.5%
Normalized EBIT	164	-3	0	29	189	18.0%
Normalized EBITDA	**242**	**-6**	**0**	**31**	**267**	**13.3%**
Normalized EBITDA margin	24.4%				27.7%	309 bp

Central & Eastern Europe	3Q05	Acquisitions/ divestitures	Currency translation	Organic growth	3Q06	Organic growth
Total volumes (thousand Hls)	11 716	291	0	1 662	13 669	14.2%
Revenue	**467**	**13**	**3**	**105**	**588**	**22.5%**
Cost of sales	-222	-5	-1	-26	-253	-11.5%
Gross profit	**245**	**8**	**2**	**80**	**335**	**32.4%**
Distribution expenses	-57	-1	0	-13	-71	-23.1%
Sales & marketing expenses	-64	0	0	-22	-85	-34.1%
Administrative expenses	-27	-1	0	-4	-32	-13.1%
Other operating income/expenses	-20	0	0	11	-10	51.9%
Normalized EBIT	77	7	2	52	137	68.0%
Normalized EBITDA	**119**	**7**	**2**	**57**	**185**	**48.3%**
Normalized EBITDA margin	25.5%				31.4%	529 bp

Asia Pacific	3Q05	Acquisitions/ divestitures	Currency translation	Organic growth	3Q06	Organic growth
Total volumes (thousand Hls)	8 574	2 884	0	138	11 597	1.7%
Revenue	**242**	**60**	**2**	**-1**	**304**	**-0.3%**
Cost of sales	-119	-30	0	2	-147	1.9%
Gross profit	**122**	**31**	**2**	**1**	**157**	**1.2%**
Distribution expenses	-18	-1	0	-1	-19	-2.9%
Sales & marketing expenses	-47	-8	0	3	-51	7.4%
Administrative expenses	-12	-3	0	0	-14	-0.6%
Other operating income/expenses	1	1	0	-1	1	-69.2%
Normalized EBIT	48	19	3	3	73	7.0%
Normalized EBITDA	**67**	**23**	**2**	**4**	**97**	**6.2%**
Normalized EBITDA margin	27.8%				32.0%	182 bp

Global Export & Holding Companies	3Q05	Acquisitions/ divestitures	Currency translation	Organic growth	3Q06	Organic growth
Total volumes (thousand Hls)	551	-105	0	69	515	15.5%
Revenue	**26**	**0**	**0**	**1**	**27**	**4.2%**
Cost of sales	-22	0	0	3	-19	13.8%
Gross profit	**4**	**0**	**0**	**4**	**8**	**103.9%**
Distribution expenses	0	0	0	0	0	-370.0%
Sales & marketing expenses	-16	0	0	4	-12	26.8%
Administrative expenses	-50	3	0	5	-42	10.0%
Other operating income/expenses	59	0	0	5	64	7.8%
Normalized EBIT	-3	3	0	17	17	7522.8%
Normalized EBITDA	**-1**	**3**	**0**	**20**	**22**	**952.1%**

Annex 2: 9M06 segment information (million euro)

InBev Worldwide	9M05	Acquisitions/ divestitures	Currency translation	Organic growth	9M06	Organic growth[1]
Total volumes (thousand Hls)	164 080	4 546	0	9 388	178 014	5.8%
Revenue	**8 412**	**89**	**577**	**639**	**9 718**	**7.7%**
Cost of sales	-3 666	-6	-191	-114	-3 977	-3.2%
Gross profit	**4 746**	**83**	**385**	**526**	**5 741**	**11.2%**
Distribution expenses	-980	-6	-72	-108	-1 167	-11.2%
Sales & marketing expenses	-1 420	-23	-67	-64	-1 574	-4.6%
Administrative expenses	-741	-2	-35	6	-771	0.9%
Other operating income/expenses	67	-11	10	64	131	114.2%
Normalized EBIT	1 672	41	223	424	2 360	25.4%
Normalized EBITDA	**2 328**	**44**	**257**	**465**	**3 095**	**20.1%**
Normalized EBITDA margin	27.7%				31.8%	318 bp

North America	9M05	Acquisitions/ divestitures	Currency translation	Organic growth	9M06	Organic growth[1]
Total volumes (thousand Hls)	11 040	-403	0	78	10 715	0.7%
Revenue	**1 277**	**-28**	**110**	**20**	**1 378**	**1.6%**
Cost of sales	-490	20	-32	-5	-507	-1.1%
Gross profit	**787**	**-8**	**78**	**14**	**871**	**1.8%**
Distribution expenses	-189	0	-20	-2	-211	-1.2%
Sales & marketing expenses	-242	6	-16	0	-252	-0.1%
Administrative expenses	-78	-1	-6	9	-77	10.9%
Other operating income/expenses	-8	0	0	2	-5	29.5%
Normalized EBIT	270	-2	35	23	325	8.5%
Normalized EBITDA	**332**	**-4**	**41**	**22**	**391**	**6.6%**
Normalized EBITDA margin	26.0%				28.4%	129 bp

Latin America	9M05	Acquisitions/ divestitures	Currency translation	Organic growth	9M06	Organic growth[1]
Total volumes (thousand Hls)	71 154	3 067	0	5 407	79 628	7.6%
Revenue	**2 600**	**112**	**395**	**338**	**3 445**	**13.0%**
Cost of sales	-1 017	-50	-126	-46	-1 240	-4.5%
Gross profit	**1 583**	**62**	**269**	**292**	**2 205**	**18.4%**
Distribution expenses	-291	-12	-43	-54	-400	-18.6%
Sales & marketing expenses	-269	-29	-38	-38	-373	-14.0%
Administrative expenses	-194	-8	-25	-10	-237	-5.2%
Other operating income/expenses	20	-1	11	41	71	205.3%
Normalized EBIT	849	11	174	231	1 265	27.3%
Normalized EBITDA	**1 031**	**20**	**195**	**239**	**1 486**	**23.2%**
Normalized EBITDA margin	39.7%				43.1%	359 bp

Western Europe	9M05	Acquisitions/ divestitures	Currency translation	Organic growth	9M06	Organic growth[1]
Total volumes (thousand Hls)	31 233	-1 944	0	-20	29 269	-0.1%
Revenue	**2 750**	**-107**	**0**	**70**	**2 712**	**2.6%**
Cost of sales	-1 247	79	0	-16	-1 185	-1.4%
Gross profit	**1 502**	**-28**	**0**	**53**	**1 527**	**3.6%**
Distribution expenses	-312	12	0	-21	-321	-6.8%
Sales & marketing expenses	-564	12	0	8	-544	1.4%
Administrative expenses	-225	7	0	25	-193	11.4%
Other operating income/expenses	-70	-9	0	-9	-89	-11.9%
Normalized EBIT	331	-7	0	56	380	17.1%
Normalized EBITDA	**567**	**-17**	**0**	**65**	**615**	**11.7%**
Normalized EBITDA margin	20.6%				22.7%	178 bp

Central & Eastern Europe	9M05	Acquisitions/ divestitures	Currency translation	Organic growth	9M06	Organic growth[1]
Total volumes (thousand Hls)	29 707	627	0	3 164	33 498	10.7%
Revenue	**1 132**	**37**	**36**	**213**	**1 417**	**18.8%**
Cost of sales	-556	-17	-17	-55	-645	-10.0%
Gross profit	**576**	**20**	**19**	**157**	**772**	**27.3%**
Distribution expenses	-142	-6	-5	-30	-183	-21.0%
Sales & marketing expenses	-180	-1	-5	-45	-230	-25.1%
Administrative expenses	-83	-3	-2	-9	-97	-10.1%
Other operating income/expenses	-36	-1	0	2	-35	4.5%
Normalized EBIT	135	9	7	76	227	56.8%
Normalized EBITDA	**251**	**10**	**11**	**93**	**365**	**37.5%**
Normalized EBITDA margin	22.2%				25.7%	340 bp

Asia Pacific	9M05	Acquisitions/ divestitures	Currency translation	Organic growth	9M06	Organic growth[1]
Total volumes (thousand Hls)	19 492	3 445	0	616	23 553	3.3%
Revenue	**583**	**76**	**35**	**-5**	**689**	**-0.9%**
Cost of sales	-294	-38	-16	-1	-350	-0.2%
Gross profit	**289**	**38**	**19**	**-6**	**340**	**-2.0%**
Distribution expenses	-46	-1	-3	-1	-51	-2.1%
Sales & marketing expenses	-120	-11	-8	6	-134	4.8%
Administrative expenses	-37	-4	-2	3	-39	7.4%
Other operating income/expenses	1	1	0	-4	-2	-543.4%
Normalized EBIT	87	23	6	-2	113	-2.8%
Normalized EBITDA	**139**	**28**	**10**	**0**	**177**	**0.3%**
Normalized EBITDA margin	23.8%				25.7%	28 bp

Global Export & Holding Companies	9M05	Acquisitions/ divestitures	Currency translation	Organic growth	9M06	Organic growth[1]
Total volumes (thousand Hls)	1 454	-246	0	144	1 352	11.9%
Revenue	**71**	**0**	**0**	**5**	**76**	**6.6%**
Cost of sales	-61	1	0	11	-50	17.3%
Gross profit	**10**	**1**	**0**	**15**	**26**	**147.3%**
Distribution expenses	0	0	0	-1	-1	-2350.0%
Sales & marketing expenses	-45	0	0	6	-40	12.2%
Administrative expenses	-124	7	0	-11	-128	-9.4%
Other operating income/expenses	160	0	0	32	192	20.3%
Normalized EBIT	1	7	0	41	49	527.6%
Normalized EBITDA	**8**	**7**	**0**	**46**	**61**	**305.9%**

Annex 3: Reconciliation between Brazilian GAAP and IFRS figures for Latin America (9M06)

Normalized EBIT Latin America under Brazilian GAAP	
(Brazil + HILA, as published in AmBev's 3Q06 press release)	**3302**
In million BRL	
In million euro	**1216**
Reclassifications	
- Profit sharing (bonus plan) presented below EBIT in Brazilian GAAP, above EBIT in IFRS	(58)
- Other operating income/expense, presented below EBIT in Brazilian GAAP, above EBIT in IFRS	(17)
	1141
Adjustments	
- Goodwill amortization in Brazilian GAAP, not in IFRS	98
- Other depreciation adjustments (fair value base, InBev rates, intangibles, ...)	18
- Deferred charges(start up costs capitalized under Brazilian GAAP, expensed in IFRS)	(3)
- Currency translation impact (in income statement under Brazilian GAAP; in equity under IFRS)	23
- Tax incentive (through equity in Brazilian GAAP, in income statement in IFRS	9
- Pension cost recognition and share based payment expense (IFRS 2 and IAS 19 treatment)	(8)
- Gain/Losses from changes in interest of investments	(14)
- Other	1
Normalized EBIT Latin America under IFRS	**1265**
(as published in Segment information in InBev's 3Q06 press release)	

InBev announces AmBev's intent to make a voluntary offer to purchase the outstanding shares of its subsidiary Quilmes Industrial (Quinsa), Société Anonyme ("Quinsa")

InBev (Euronext: INB) today announced that AmBev's Board of Directors has approved a plan to make a voluntary offer to purchase any and all Class A shares and Class B shares (including Class B shares held as American Depositary Shares ("ADSs")) of its subsidiary Quinsa, that are not owned by AmBev or its subsidiaries. AmBev indirectly owns approximately 97% of the voting interest and approximately 91% of the economic interest in Quinsa.

The commencement of the offer is subject to the prior approval of the offer to purchase by the *Commission de Surveillance du Secteur Financier* (the "CSSF") of Luxembourg. The offer will commence as soon as practicable after the CSSF's approval. The offer will also comply with applicable U.S. Securities Law, including the disclosure requirements of Rule 13e-3.

Subject to the CSSF's review, the offer will be made by Beverage Associates Holding Ltd. ("BAH"), a Bahamian corporation and a wholly-owned subsidiary of AmBev, and the purchase price will be U.S.$3.35 per Class A share, U.S.$33.53 per Class B share (U.S.$67.07 per ADS), net to the seller in cash (less any amounts withheld under applicable tax laws), without interest, which corresponds to the same price per share paid by AmBev to Beverage Associates (BAC) Corp. ("BAC"), on August 8, 2006, in a negotiated transaction for the acquisition of BAC's controlling interest in Quinsa.

Further details of the modalities of the offer can be found in AmBev's corresponding press release available today at: www.ambev-ir.com.

Following the consummation of the offer, AmBev intends to cause Quinsa to apply to de-list the remaining non-tendered ADSs from the New York Stock Exchange and the remaining non-tendered Class A shares and Class B shares from the Luxembourg Stock Exchange, as well as to terminate the registration of Class B shares under the U.S. Securities Exchange Act of 1934, as amended.

The Dutch and French versions of this press release will be posted on www.InBev.com later today.

Disclaimers

A TENDER OFFER FOR THE OUTSTANDING CLASS A SHARES AND CLASS B SHARES OF QUINSA (INCLUDING CLASS B SHARES HELD AS ADSS) HAS NOT YET COMMENCED. SHAREHOLDERS OF QUINSA ARE ADVISED TO READ THE TENDER OFFER STATEMENT ON SCHEDULE TO AND THE DOCUMENTS RELATING TO THE TENDER OFFER THAT ARE FILED WITH THE CSSF AND THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. ONCE A FILING IS MADE WITH THE SEC, SHAREHOLDERS OF QUINSA CAN OBTAIN THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE SEC FOR FREE AT THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. SHAREHOLDERS OF QUINSA MAY ALSO OBTAIN COPIES OF THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC FOR FREE AT AMBEV'S WEB SITE AT HTTP://WWW.AMBEV-IR.COM.

No communication or information relating to the proposed offer for the Class A shares and Class B shares of Quinsa (including Class B shares held as ADSs) not already held by AmBev's subsidiaries may be distributed to the public in any jurisdiction in which a registration or approval requirement applies other than the United States of America or Luxembourg. No action has been (or will be) taken in any jurisdiction where such action would be required outside of the United States of America and Luxembourg in order to permit a public offer. The offer and the acceptance of the offer may be subject to legal restrictions in certain jurisdictions. Neither AmBev nor BAH assume responsibility for any violation of such restrictions by any person.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 85 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2005, InBev realized 11.7 billion euro of revenue.
For further information visit www.InBev.com

Contact information

Marianne Amssoms
Vice President External Communications
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
Fax: +32-16-50-62-43
E-mail: philip.ludwig@inbev.com